Filed Pursuant to Rule 424(b)(3)

Registration No. 333-261578

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated December 23, 2021)

Local Bounti Corporation

Up to 71,975,761 Shares of Common Stock

Up to 11,539,216 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 5,333,333 Warrants

This prospectus supplement supplements the prospectus dated December 23, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-261578). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Amendment No.1 to Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 28, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to (A) 83,514,977 shares of our common stock, par value $0.0001 per share (the “Common Stock”), which consists of up to (i) 15,000,000 shares of Common Stock issued in a private placement pursuant to subscription agreements entered into on June 17, 2021 and November 4, 2021, (ii) 5,333,333 shares of Common Stock that are issuable by us upon the exercise of 5,333,333 warrants (the “Private Warrants”) originally issued in a private placement to the Sponsor in connection with the initial public offering (the “IPO”) of Leo Holdings III Corp (our predecessor company), at an exercise price of $11.50 per share of Common Stock; (iii) 5,500,000 shares of Common Stock that are issuable by us upon the exercise of 5,500,000 warrants originally issued in connection with the IPO at an exercise price of $11.50 per share of Stock that were previously registered (the “Public Warrants”); (iv) 705,883 shares of Common Stock that are issuable by us upon the exercise of 705,883 warrants assumed in connection with the closing of the Business Combination (as defined in the Prospectus) held by a commercial partner; (v) 56,734,761 shares of Common Stock issued upon consummation of our business combination pursuant to the Business Combination Agreement (as defined in the Prospectus) and held by certain of our officers, directors and greater than 5% stockholders and their affiliated entities; (vi) 241,000 shares of Common Stock issued to satisfy fees related to the Business Combination; and (B) 5,333,333 Private Warrants.

Our Common Stock and Public Warrants are listed on the New York Stock Exchange under the symbols “LOCL” and “LOCL WS,” respectively. On April 27, 2022, the closing price of our Common Stock was $7.73 and the closing price for our Public Warrants was $1.81.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 6 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 28, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 4, 2022

LOCAL BOUNTI CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-40125	98-1584830
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

220 W Main St.

Hamilton, MT 59840

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (406) 361-3711

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value of $0.0001 per share	LOCL	New York Stock Exchange
Warrants, each exercisable for one share of Common Stock for $11.50 per share	LOCL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

On April 7, 2022, Local Bounti Corporation (the “Company”) filed a Current Report on Form 8-K (the “Initial Form 8-K”) to report the completion of its acquisition of Hollandia Produce Group, Inc. and certain of its affiliates and/or subsidiaries (“Pete’s”) on April 4, 2022, pursuant to which Pete’s became an indirect wholly-owned subsidiary of the Company. This Current Report on Form 8-K/A (this “Form 8-K/A”) amends the Initial Form 8-K in order to include the historical financial statements of Pete’s and the pro forma financial information required by Item 9.01 of Form 8-K. The pro forma financial information included in this Form 8-K/A has been presented for informational purposes only, as required by Form 8-K. It does not purport to represent the actual results of operations that the Company and Pete’s would have achieved had the companies been combined during the periods presented in the pro forma financial information and is not intended to project the future results of operations that the combined company may achieve after the Company’s acquisition of Pete’s. Except as described above, all other information in the Initial Form 8-K remains unchanged.

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired.

The historical audited financial statements of Pete’s as of December 31, 2021 and 2020 and for each of the years in the two-year period ended December 31, 2021, are filed herewith as Exhibit 99.1 and incorporated herein by reference.

(b) Pro Forma Financial Information.

The unaudited pro forma condensed combined financial statements of the Company and Pete’s for the year ended December 31, 2021 are filed herewith as Exhibit 99.2 and incorporated herein by reference.

(d) Exhibits.

Exhibit Number	Description

99.1	The audited financial statements of Hollandia Produce Group, Inc. and its subsidiaries as of December 31, 2021 and 2020 and for each of the years in the two-year period ended December 31, 2021

99.2	Unaudited pro forma condensed combined financial statements of Local Bounti Corporation

104	Cover Page Interactive Data File

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 28, 2022	Local Bounti Corporation

	By:	/s/ Kathleen Valiasek
	Name:	Kathleen Valiasek
	Title:	Chief Financial Officer

3

Exhibit 99.1

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2021 AND 2020

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

DECEMBER 31, 2021 AND 2020

Page No.
Independent Auditor’s Report	1 – 2

Consolidated Financial Statements:
Consolidated Balance Sheets	3
Consolidated Statements of Operations	4
Consolidated Statements of Changes in Owners’ Investment	5
Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7 – 24

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of

Hollandia Produce Group, Inc. and its subsidiaries:

Opinion

We have audited the accompanying consolidated financial statements of Hollandia Produce Group, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in owners’ investment and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hollandia Produce Group, Inc. and its subsidiaries, as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Hollandia Produce Group, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Hollandia Produce Group, Inc. and its subsidiaries’ ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Hollandia Produce Group, Inc. and its subsidiaries’ internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Hollandia Produce Group, Inc. and its subsidiaries’ ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Holthouse Carlin & Van Trigt LLP

Irvine, California

March 31, 2022

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,	2021	2020
ASSETS

Current assets:
Cash and cash equivalents	$1,546,295	$1,878,405
Accounts receivable, net	1,862,539	1,720,602
Other receivables	1,867,553	12,793
Inventories, net	2,471,161	2,525,145
Prepaid expenses and other current assets	628,883	158,012

Total current assets	8,376,431	6,294,957

Property, plant, and equipment, net	18,541,178	16,335,145
Financing lease right-of-use assets	8,705,663	—
Goodwill, net	1,396,250	1,740,314
Intangible assets, net	1,990,568	2,778,032
Other assets	2,219,550	—

Total assets	$41,229,640	$27,148,448

LIABILITIES AND OWNERS’ INVESTMENT

Current liabilities:
Accounts payable	$3,730,437	$1,508,664
Accrued expenses and other current liabilities	1,649,915	1,757,500
Current portion of related party notes payable	51,150,316	—

Total current liabilities	56,530,668	3,266,164

Deferred rent	—	394,605
Financing lease liabilities	9,828,873	—
Notes payable	33,200,000	33,963,023
Related party notes payable, net of current portion	—	44,442,667
Related party stock warrants	1,984	2,160

Total liabilities	99,561,525	82,068,619

Commitments and contingencies (see Notes)

Owners’ investment:
Capital stock, 2,000,000 shares authorized; 680,100 shares issued and outstanding	—	—
Series A preferred unit, no par value; 490 shares authorized, issued, and outstanding	—	—
Class B common unit, no par value; 176 shares authorized; 170 shares issued and outstanding	—	—
Unearned ESOP shares	(20,442,506)	(20,776,011)
Additional paid-in capital	28,381,014	22,714,306
Accumulated deficit	(66,270,393)	(56,858,466)

Total owners’ investment	(58,331,885)	(54,920,171)

Total liabilities and owners’ investment	$41,229,640	$27,148,448

See accompanying notes to consolidated financial statements.

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,	2021	2020
Net revenues	$22,720,872	$22,088,545

Cost of revenues	10,716,281	10,393,740

Gross profit	12,004,591	11,694,805

Operating expenses:
Selling	1,022,944	1,061,873
General and administrative	4,243,079	4,700,704
Overhead	4,509,535	4,753,085
Depreciation and amortization	4,687,401	4,790,874
ESOP compensation	17,354	14,482
Transaction costs	197,024	368,330

Total operating expenses	14,677,337	15,689,348

Loss from operations	(2,672,746)	(3,994,543)

Other income (expense):
Interest expense	(3,476,783)	(2,874,826)
Paid-in-kind interest	(6,685,084)	(6,123,705)
Change in fair value of related party stock warrants	176	185,908
Gain (loss) on sale of property and equipment	8,000	(4,735,250)
Paycheck Protection Program loan forgiveness	1,642,211	—
Employee retention tax credit	1,482,301	—
Georgia development incentive grant	415,000	—
Other	44,424	517,923

Total other expense, net	(6,569,755)	(13,029,950)

Loss before provision for state income taxes	(9,242,501)	(17,024,493)

Provision for state income taxes	4,300	3,200

Net loss	$(9,246,801)	$(17,027,693)

See accompanying notes to consolidated financial statements.

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ INVESTMENT

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020	Unearned ESOP Shares	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2019	$(22,063,425)	$23,987,238	$(39,830,773)	$(37,906,960)
Compensation for allocated ESOP shares	1,287,414	(1,272,932)	—	14,482
Net loss	—	—	(17,027,693)	(17,027,693)

Balance at December 31, 2020	(20,776,011)	22,714,306	(56,858,466)	(54,920,171)
Issuance of Series A preferred units	—	6,000,000	—	6,000,000
Compensation for allocated ESOP shares	333,505	(333,292)	—	213
ASC 842 adoption - prior year effect	—	—	(165,126)	(165,126)
Net loss	—	—	(9,246,801)	(9,246,801)

Balance at December 31, 2021	$(20,442,506)	$28,381,014	$(66,270,393)	$(58,331,885)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,	2021	2020
Cash flows from operating activities:
Net loss	$(9,246,801)	$(17,027,693)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for doubtful accounts	4,415	55,171
Provision for inventory shrinkage	36,318	39,970
Provision for damaged and obsolete inventory	37,104	42,709
ESOP compensation	213	14,482
Paid-in-kind interest	6,621,477	6,123,705
Depreciation and amortization of property, plant, and equipment	3,077,393	3,165,690
Amortization of goodwill and intangible assets	1,131,528	1,625,184
Amortization of deferred financing costs	44,143	174,667
Amortization of debt discount	86,172	137,786
Amortization of right-of-use assets	478,480	—
Change in fair value of related party stock warrants	(176)	(185,908)
Loss on disposal of property and equipment	(8,000)	4,735,250
Paycheck Protection Program loan forgiveness	(1,627,056)	—
Change in operating assets and liabilities:
Accounts receivable	(146,352)	(22,268)
Other receivables	(1,854,760)	(3,596)
Inventories	(19,438)	(507,712)
Prepaid expenses and other current asset	(470,871)	82,552
Other assets	(2,219,550)	10,400
Accounts payable	519,296	776,812
Accrued expenses and other current liabilities	(266,459)	6,132
Deferred rent	—	394,605
Increase in interest on lease liabilities	85,050	—

Net cash used in operating activities	(3,737,874)	(362,062)

Cash flows from investing activities:
Purchases of property, plant, and equipment	(3,580,949)	(14,131,103)
Proceeds from disposal of property, plant, and equipment	8,000	7,695,283
Payments received on related party note receivable	—	252,389

Net cash used in investing activities	(3,572,949)	(6,183,431)

Cash flows from financing activities:
Borrowings on revolving line of credit	3,750,000	—
Repayments on revolving line of credit	(3,750,000)	—
Proceeds from notes payable	819,890	34,007,166
Repayments on notes payable	—	(17,287,729)
Issuance of Series A preferred units	6,000,000	—
Net repayments to related parties	—	(11,153,468)
Payments for leased facility construction costs	(9,454,592)	—
Reimbursement for leased facility construction costs	9,613,415	—

Net cash provided by financing activities	6,978,713	5,565,969

Net decrease in cash and cash equivalents	(332,110)	(979,524)
Cash and cash equivalents, beginning of year	1,878,405	2,857,929

Cash and cash equivalents, end of year	$1,546,295	$1,878,405

Supplemental disclosures of cash flow information:
Cash paid during the year for:
State income taxes	$—	$3,200

Interest	$3,302,848	$6,067,172

Non-cash investing activities:
Additions to property, plant, and equipment included in accounts payable	$(1,702,477)	$—

Purchase of Georgia land	$(500,000)	$—

Sale of Georgia land	$500,000	$—

See accompanying notes to consolidated financial statements.

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

1.	ORGANIZATION AND NATURE OF BUSINESS

Hollandia Produce Group, Inc. (“HPGI”) was formed on October 6, 2015, as an S corporation and all shares and member units of the former combining group were contributed by the shareholders with a high degree of common ownership in exchange for capital stock in HPGI. The contribution was initially accounted for as a common control transaction and therefore the assets and liabilities were transferred at the carrying amount from the accounts of the various transferring entities, which include Hollandia Produce, LP (“LP”), formed in 2014, Hollandia Flowers, Inc. (“INC”), founded in 1970, Green Growth Consulting, LLC (“GGC”), beginning business in 2010, Advanced Sustain Ability, LLC (“ASA”) beginning business in 2011, Hollandia Real Estate, LLC (“RE”) beginning business in 2020, and Hollandia Georgia, LLC (“GA”) beginning business in 2021 (collectively with HPGI, “the Company”).

Effective December 31, 2015, 100% of the outstanding shares of the Company were purchased by the Hollandia Produce Group, Inc. Employee Stock Ownership Trust (“ESOP”) in a leveraged buyout, which was considered a change of control and accounted for under the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), under which the purchase price was allocated to the assets acquired net of the liabilities assumed based on the estimated fair values at the closing.

The Company borrowed from various lenders described more fully in Note 10 and lent to the ESOP. The ESOP bought certain shares of the Company from the shareholders and the Company redeemed the balance of the shares leaving the ESOP with 100% of the outstanding shares. The ESOP is controlled by an independent trustee.

The Company is located in Carpinteria and Oxnard, California, along with a new location under construction that is expected to be completed in 2022 in Warner Robbins, Georgia, specializing in greenhouse hydroponically grown leafy green vegetables marketed under the brand name “Pete’s,” and other brands sold under a white label. The Company sells produce on approved credit to supermarket chains, specialty retailers and through distributors located throughout the United States.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method The Company maintains its accounting records on an accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of Consolidation The consolidated financial statements include the accounts of HPGI, LP, INC, GGC, ASA, RE, and GA. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates The preparation of the consolidated financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as revenues and expenses during the reporting period. Such estimates include allowances for doubtful accounts and notes receivable, reserves for inventory obsolescence, fair value of the common stock, and fair values of the related party earnout and the related party stock warrants. Actual results could differ from those estimates.

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Impact of Coronavirus Pandemic In 2019, a strain of coronavirus disease (“COVID-19”) was first reported in Wuhan, China. In March 2020, the World Health Organization declared COVID-19 a global pandemic, and as a result many businesses were affected and continues to be impacted. Management does not anticipate COVID-19 to have a significant impact to the Company’s financial performance.

Revenue Recognition In accordance with FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Company recognizes revenue upon shipment of the product to the customer, which is typically the same day the customer receives and takes physical possession of the product. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods, using the five-step method required by ASC 606, as follows:

Step 1:	Identification of the customer contract

Step 2:	Identification of the performance obligations in the contract

Step 3:	Determination of the transaction price

Step 4:	Allocation of the transaction price to each of the performance obligations in the contract

Step 5:	Recognition of revenue when, or as, each of the identified performance obligations is satisfied

The Company adopted this standard as of January 1, 2019, with no material impact to its consolidated financial position or results of operations, using the modified retrospective method.

For the Company, the contract is the customer’s approved purchase orders, which may also be supplemented by other agreements that formalize various terms and conditions with customers. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the overall condition of the general economy and the customer’s historical payment experience.

Performance obligations promised in a contract are determined based on each individual purchase order and the respective quantities delivered, with revenue being recognized at a point in time when obligations under the terms of the agreement are satisfied. This generally occurs with the transfer of control on the day the product is received by the customer. The Company invoices for sales upon shipment of goods and therefore does not have deferred revenue or unbilled accounts receivable.

The Company accounts for product shipping and handling as fulfillment activities with revenues for these activities recorded within net revenues and costs recorded within overhead expenses on the accompanying consolidated statements of operations. Any taxes collected on behalf of government authorities are excluded from net sales. The Company does not receive noncash consideration for the sale of goods nor does the Company grant payment financing terms greater than one year.

Variable consideration related to volume-based customer rebates and allowances is estimated utilizing the expected value method. Variable consideration related to promotional allowances, or other revenue adjustments such as product returns, trade discounts, spoilage and chargebacks is estimated using the most likely method. Key sales terms, such as pricing and services, are established on a frequent basis such that most customer arrangements and related incentives have a one year or shorter duration. As such, the Company does not capitalize contract inception costs.

The Company sells primarily four leafy green varieties of produce, which are grown with both conventional and organic growing methods, and are sold under the Pete’s Private labels. The Company manufactured 96% and 94% of its products for the years ended December 31, 2021 and 2020, respectively.

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

The Company analyzes net revenues based on the following segments:

	December 31, 2021		December 31, 2020
For the Years Ended:	Amount	Percent	Amount	Percent
Conventional	$14,096,456	62.0	$13,930,186	63.1
Organic	7,929,469	34.9	7,639,327	34.6
Packaged salads	420,631	1.9	—	0.0
Meal kit	207,227	0.9	519,032	2.3
Fruit	67,089	0.3	—	0.0

Total net revenues	$22,720,872	100.0	$22,088,545	100.0

Contract Balances The timing of revenue recognition, billings, and cash collections results in billed accounts receivable on the accompanying consolidated balance sheets. As of December 31, 2021, 2020, and 2019, accounts receivable associated with products provided amounted to $1,862,539, $1,720,602, and $1,753,505, respectively. In addition, the Company does not grant payment financing terms greater than one year.

Cash and Cash Equivalents The Company considers all highly liquid unrestricted investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts Accounts receivable are stated at amounts due from customers net of an allowance for doubtful accounts. The allowance provides for probable uncollectible accounts based upon the Company’s assessment of the current status of each individual account. Uncollectible accounts are written off after all attempts at collection have been pursued and collection is very unlikely. As of December 31, 2021 and 2020, the allowance for doubtful accounts amounted to $33,752 and $28,349, respectively.

Financial Instruments and Concentrations of Business and Credit Risk Financial instruments that potentially subject the Company to concentrations of business and credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains cash balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

The Company generally performs ongoing credit evaluations of its customers. The Company had one customer that accounted for approximately 14% of net sales, and two customers that accounted for approximately 29% of net sales for the years ended December 31, 2021 and 2020, respectively. Amounts outstanding from these customers represented approximately 18% and 27% of total accounts receivable as of December 31, 2021 and 2020, respectively.

The Company’s supplier concentrations expose the Company to business risks which the Company mitigates by attempting to diversify its supply chain. The Company had two suppliers that accounted for approximately 43% of total purchases, and one supplier that accounted for approximately 16% of total purchases for the years ended December 31, 2021 and 2020, respectively. Amounts outstanding to these suppliers represented approximately 35% and 20% of total accounts payable as of December 31, 2021 and 2020, respectively.

Related Party Notes Receivable Loans receivable from related parties are stated at unpaid principal balances. Interest on loans is recognized over the term of the loan and is calculated using the simple-interest method on principal amounts outstanding.

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Inventories Inventories are stated at the lower of cost (first-in, first-out) or net realizable value (“NRV”), and include material, labor and factory overhead. Cost is estimated based on actual costs and management’s best judgment of the costs applicable to each stage of the growing process. NRV is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company evaluates the need for inventory reserves associated with obsolete, slow-moving, and non-sellable inventory by reviewing estimated NRV on a periodic basis.

Property, Plant, and Equipment Property, plant, and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided for primarily on the straight-line method over 3 to 39 years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the related lease term, whichever is shorter.

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges, which do not materially improve or extend the life of the respective assets, are expensed as incurred. The cost and related accumulated depreciation and amortization applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized on the accompanying consolidated statements of operations for the period.

Impairment of Long-lived Assets In accordance with FASB ASC Topic 360, Property, Plant and Equipment – Impairment or Disposal of Long Lived Assets (“ASC 360”), long-lived assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimable undiscounted future cash flows expected to be generated by the asset. If this carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment losses of long-lived assets or intangible assets with estimated useful lives were recognized for the years ended December 31, 2021 and 2020.

Goodwill The Company accounts for goodwill in accordance with FASB ASC Topic 350, Intangibles, Goodwill and Other (“ASC 350”), which allows private companies to amortize goodwill on a straight-line basis over ten years or less, depending on management’s estimate, in lieu of testing goodwill for impairment on an annual basis, unless there is a triggering event during the year which would indicate potential impairment. The Company is amortizing goodwill over a period of ten years. No impairment of goodwill has been recorded for the years ended December 31, 2021 and 2020.

Intangible Assets Intangible assets are stated at acquisition cost less accumulated amortization. Intangible assets recorded in business combinations are recorded at fair value on the date of acquisition in accordance with ASC 805. Amortization is provided on the accelerated and straight-line methods over the estimated useful lives of the definite-lived intangible assets, which range from 5 to 10 years.

ASC 350 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with ASC 360. Based on the application of impairment testing as discussed above, management deemed that the fair value of intangible assets with estimable useful lives exceeds their carrying values; accordingly, no impairment of these intangible assets has been recorded for the years ended December 31, 2021 and 2020.

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Employee Stock Ownership Plan The Company accounts for the leveraged ESOP in accordance with FASB ASC Subtopic 718-40, Compensation – Stock Compensation – Employee Stock Ownership Plans (“ASC 718-40”). Under ASC 718-40, the ESOP loan obligation is considered unearned employee benefit expense and, as such, the Company records this as a reduction to owners’ investment. As the Company makes contributions to the ESOP, these contributions, plus any dividends paid on unreleased shares, are used by the ESOP to repay its debt. As this occurs, the ESOP releases shares proportionately to the debt service.

Income Taxes On January 1, 2016, the Company elected to convert from a C corporation to an S corporation under the Internal Revenue Code (“IRC”). As a result of this election, the Company does not incur federal taxes at the entity level. Instead, its earnings and losses are passed through to the shareholders and included in the shareholders’ income tax returns. However, the Company is subject to state income taxes at the California tax rate of 1.5% for S corporations. Management believes that all shareholders are qualifying shareholders under IRC S corporation regulations. Additionally, should the stockholders decide to sell the assets of the Company within a five-year period from the S corporation election date, the Company may be liable for federal and state built-in gains tax.

The Company follows the provisions of FASB ASC 740, Income Taxes (“ASC 740”). ASC 740 prescribes a recognition threshold measurement attributed for financial recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters, such as de-recognition, interest and penalties, and disclosure.

The Company evaluates uncertain tax positions by considering the tax years subject to potential audit under state and federal income tax law and identifying favorable tax positions that do not meet the threshold of more likely than not to prevail if challenged by tax authorities that would have a direct impact on the Company as opposed to an impact to the shareholders. Management believes that the Company has not taken any uncertain tax positions that have a more likely than not chance of not being sustained upon examination by the tax authorities. Accordingly, no liability for uncertain tax positions has been recorded in the accompanying consolidated financial statements as of December 31, 2021 and 2020. With few exceptions, the Company is no longer subject to income tax examination by state tax authorities for tax years through 2017, and by the Internal Revenue Service for tax years through 2018, and no examinations are currently pending.

Shipping and Handling Costs The Company incurred shipping and handling costs of $1,011,138 and $908,740, which are expensed as incurred and included in overhead operating expenses on the accompanying consolidated statements of operations for the years ended December 31, 2021 and 2020, respectively.

Advertising Advertising costs are expensed as incurred. Total advertising expenses amounted to $169,178 and $131,319, and are included in selling expenses on the accompanying consolidated statements of operations for the years ended December 31, 2021 and 2020, respectively.

Fair Value Measurement The Company applies the provisions of the fair value measurement standard, FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), when determining fair values on a recurring and nonrecurring basis.

ASC 820 defines fair value, establishes a framework for measuring fair value under US GAAP and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.

The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1	Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes assets and liabilities valued at quoted prices adjusted for legal or contractual restrictions specific to these assets and liabilities.

Level 3	Pricing inputs are unobservable, supported by little or no market activity, and reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability.

Deferred Debt Issuance Costs Deferred debt issuance costs represent fees incurred as a result of financing transactions. These fees are capitalized and amortized to interest expense over the terms of the related financing agreements using the straight-line method, which approximates the effective interest method. In accordance with FASB ASC 835-30, Interest – Imputation of Interest, deferred debt issuance costs are presented, net of accumulated amortization, as an asset for amounts relating to revolving lines of credit and as direct deductions from the face amounts of all other related long-term debt, consistent with debt discounts.

Paycheck Protection Program Loan In May 2020, the Company received a loan pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which was enacted on March 27, 2020. The PPP is administered by the U.S. Small Business Administration (the “SBA”). The Company accounts for the loan under the PPP (the “PPP Loan”) as a financial liability in accordance with FASB ASC Topic 470, Debt (“ASC 470”). The Company does not impute additional interest at a market rate even though the stated interest rate under the PPP may be below market. Transactions, where interest rates are prescribed by governmental agencies, are excluded from the scope of FASB ASC Subtopic 835-30, Interest – Imputation of Interest. In accordance with ASC 470, the proceeds from the PPP Loan remained recorded as a liability until the loan was wholly forgiven. On April 6, 2021, the entire PPP loan balance of $1,627,055 along with interest of $15,156 was forgiven by the SBA. The forgiven loan balance is included in other income on the accompanying consolidated statements of operations for the year ended December 31, 2021.

Leases In prior years, the Company’s leases were accounted for under the provisions of FASB ASC Topic 840, Leases, which required leases to be evaluated and classified as operating or capital leases for financial reporting purposes. Costs for operating leases that include incentives such as payment escalations or rent abatements are recognized on a straight-line basis over the term of the lease. The Company recognized a deferred rent liability for minimum step rents when the amount of rent expense exceeds the actual lease payments, and it reduced the deferred rent liability when the actual lease payments exceed the amount of straight-line rent expense. Rent holidays and tenant improvement allowances are amortized on a straight-line basis over the initial term of the lease and any option period that is reasonably assured of being exercised. As of December 31, 2020, the Company had no capital leases.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASU 2016-02”), to increase transparency and comparability among organizations by requiring

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

the recognition of right-of-use (“ROU”) assets and lease liabilities on the consolidated balance sheets. The ROU model requires the Company to record a ROU asset and a lease liability, measured on a discounted basis, on the consolidated balance sheets for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statements of operations.

In addition, in July 2018, the FASB issued ASU 2018-11, Leases (Topic 842) – Targeted Improvements (“ASU 2018-11”), which among other changes, provides an additional transition method that would allow the Company to not apply the guidance in ASU 2016-02 in the comparative periods presented in the consolidated financial statements, and instead, recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption related to leases existing at the adoption date.

The Company elected to early-adopt ASU 2016-02 and its related amendments as of January 1, 2021, which resulted in the recognition of finance ROU assets and finance lease liabilities totaling $8,705,663 and $9,828,873 as of December 31, 2021, respectively. The Company has elected to apply the modified retrospective transition method, in accordance with ASU 2018-11, resulting in an increase of $165,126 in accumulated deficit as of the opening balance date for the year ended December 31, 2021. The standard had a material impact on the accompanying consolidated balance sheets but did not have a material impact on the accompanying consolidated statements of operations. The most significant impact was the recognition of ROU assets and lease liabilities related to land and facility leases previously classified as operating leases under ASC 840.

Following adoption of ASC 842, at lease inception, the Company determines whether an arrangement is or contains a lease. The Company has elected not to recognize ROU assets and lease liabilities for leases with a term of 12 months or less. In accordance with Subtopic 842-20-25-2, lease payments related to short-term leases shall be recognized on a straight-line basis over the lease term on the accompanying consolidated statements of operations. Additionally, variable lease payments excluded in the measurement of ROU assets and lease liabilities shall be recognized during the period in which they are incurred on the accompanying consolidated statements of operations. See Note 12 for variable and short-term lease expenses recognized, and included in overhead operating expenses in the accompanying consolidated statements of operations for the year ended December 31, 2021.

ROU assets represent the Company’s right to use leased assets over the term of the lease. Lease liabilities represent the Company’s contractual obligation to make lease payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured as the present value of the future minimum lease payments over the lease term. When the rate implicit in the lease is not determinable, ASC 842 prescribes the use of the Company’s incremental borrowing rate at the commencement date of the lease to determine the present value of the minimum lease payments. ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs plus any prepayments less any unamortized lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement. Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. Lease expense is recognized on a straight-line basis over the lease term and shall be included in overhead operating expenses on the accompanying consolidated statements of operations.

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

For finance leases, subsequent to lease commencement, the lease liability is measured on an amortized cost basis and increased to reflect interest on the liability and decreased to reflect the lease payments made during the period. Interest on the lease liability is determined each period during the lease term as the amount that results in a constant period discount rate on the remaining balance of the liability. The ROU asset is subsequently measured at cost, less any accumulated amortization and any accumulated impairment losses. Amortization of the ROU asset is recognized over the period from the commencement date to the earlier of (1) the end of the useful life of the ROU asset, or (2) the end of the lease term.

To the extent a lease arrangement includes both lease and non-lease components, the components are accounted for separately. The transaction price is allocated to the lease and non-lease components based on a relative stand-alone price basis. Additionally, modification to an existing lease shall be accounted for as a separate lease when the following conditions are present: (1) the modification grants the Company an additional right of use not included in the original lease and (2) the lease payments increase commensurate with the standalone price for the additional right of use, adjusted for the circumstances of the particular contract.

Recently Issued Accounting Pronouncements In June 2016, the FASB issued ASU 2016-13 Topic 326, Financial Instruments - Credit Losses (“ASU 2016-13”), which in conjunction with subsequent amendments issued by the FASB amends the FASB’s guidance on the impairment of financial instruments. The ASU adds to US GAAP an impairment model (known as the “current expected credit loss model”) that is based on expected losses rather than incurred losses. For private companies, ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the timing and impact of adoption on the Company’s consolidated financial statements.

3.	INVENTORIES

Inventories consisted of the following:

As of December 31,	2021	2020
Raw materials	$921,258	$1,092,162
Work-in-process	1,980,370	1,827,132

Gross inventories	2,901,628	2,919,294
Less: reserve for inventory shrinkage	(393,363)	(351,440)
Less: reserve for obsolete and damaged inventory	(37,104)	(42,709)

Inventories, net	$2,471,161	$2,525,145

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

4.	PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following:

As of December 31,	2021	2020
Buildings	$18,317,728	$13,019,510
Production equipment	10,075,561	9,792,549
Construction in progress, including capitalized interest	6,270,337	6,579,412
Building improvement	2,063,326	2,063,326
Leasehold improvements	989,665	989,665
Autos and transportation equipment	532,261	568,853
Office and computer equipment	422,226	410,955

	38,671,104	33,424,270
Less: accumulated depreciation and amortization	(20,129,926)	(17,089,125)

Property, plant, and equipment, net	$18,541,178	$16,335,145

Construction in progress includes capitalized interest in the amount of $513,455 and $317,539 as of December 31, 2021 and 2020, respectively.

Depreciation and amortization expense related to property, plant, and equipment was $3,077,393 and $3,165,690, and is included in depreciation and amortization expense on the accompanying consolidated statements of operations for the years ended December 31, 2021 and 2020, respectively.

5.	RELATED PARTY NOTE RECEIVABLE

As of January 1, 2020, the Company had a related party note receivable from the father of the former shareholders on an unsecured basis. The note required monthly payments of $3,791 consisting of principal and interest, with an interest rate of 2.81%, compounded monthly. The related party repaid the balance of the note to the Company during 2020. For the year ended December 31, 2020, interest income on the related party note receivable was $3,452, and is included in other income on the accompanying consolidated statements of operations.

6.	GOODWILL

Goodwill relates to the change of control transaction that occurred on December 31, 2015 through the sale of 100% of the outstanding shares of the Company to the ESOP in a leveraged buyout. Goodwill represents the excess of the purchase price of the acquired business over the fair value of the assets acquired and liabilities assumed.

Goodwill consisted of the following:

As of December 31,	2021	2020
Goodwill	$3,440,644	$3,440,644
Less: accumulated amortization	(2,044,394)	(1,700,330)

Goodwill, net	$1,396,250	$1,740,314

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Amortization expense related to goodwill for the years ended December 31, 2021 and 2020 amounted to $344,064 and $344,064, respectively, and is included in depreciation and amortization expense on the accompanying consolidated statements of operations. Annual amortization expense related to goodwill is estimated to be approximately $349,063 through December 31, 2025.

7.	INTANGIBLE ASSETS

Intangible assets were recorded in connection with the change of control through the ESOP leveraged buyout in 2015. The fair values of the identifiable intangible assets were determined on a non-recurring basis by an independent valuation specialist, in accordance with ASC 805.

The fair values of the identifiable customer relationships, non-compete agreements and trademarks were determined using a variety of techniques including the multi-period excess earnings method, lost income method, relief from royalty method and the replacement cost method.

Intangible assets consisted of the following:

As of December 31, 2021	Gross Carrying Amount	Useful Life in Years	Accumulated Amortization	Net Carrying Amount
Customer relationships	$8,066,000	10	$(6,537,836)	$1,528,164
Trademarks	1,156,000	10	(693,592)	462,404

Total	$9,222,000		$(7,231,428)	$1,990,568

As of December 31, 2020	Gross Carrying Amount	Useful Life in Years	Accumulated Amortization	Net Carrying Amount
Customer relationships	$8,066,000	10	$(5,865,968)	$2,200,032
Covenants not to compete	1,693,000	5	(1,693,004)	(4)
Trademarks	1,156,000	10	(577,996)	578,004

Total	$10,915,000		$(8,136,968)	$2,778,032

Amortization expense for the years ended December 31, 2021 and 2020 amounted to $787,464 and $1,281,120, respectively, and is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Future amortization expense on the above intangible assets as of December 31, is estimated to be as follows:

For the Years Ending December 31,	Amount
2022	$644,172
2023	531,410
2024	442,140
2025	372,846

Total	$1,990,568

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

8.	NOTES PAYABLE AND RELATED PARTY NOTES PAYABLE

Notes payable and related party notes payable consisted of the following:

As of December 31,	2021	2020
Mortgage payable, maturing on May 31, 2055, bearing interest at 9.00%	$33,200,000	$32,380,111
PPP loan, maturing on April 28, 2022, bearing interest at 1.00% (see Note 2)	—	1,627,055

	33,200,000	34,007,166
Less: deferred debt issuance costs, net	—	(44,143)

Notes payable, net	$33,200,000	$33,963,023

As of December 31,	2021	2020
Structured equity loans due to related parties, maturing July 31, 2022, bearing PIK interest at 14.00% as of December 31, 2021 and 2020.	$51,150,316	$44,528,839

	51,150,316	44,528,839
Less: debt discount, related party stock warrants	—	(86,172)
Less: current portion of related party notes payable	(51,150,316)	—

Related party notes payable, net	$—	$44,442,667

On June 30, 2020, in conjunction with a refinancing transaction in which funds were obtained through a mortgage and sale-leaseback transaction (the “Refinance”) (see Note 12), the Company borrowed $29,200,000 from STORE Capital Acquisitions, LLC under a mortgage agreement. The principal accrues interest at 9.00% per annum, with interest payments paid monthly. The promissory note allows a total principal payment of up to $45,350,000. From June 30, 2020 through December 31, 2021, the Company received additional principal loan payments, totaling $4,000,000, resulting in an outstanding balance on the mortgage of $33,200,000 as of December 31, 2021. Throughout the duration of the mortgage, the Company will make interest payments monthly until the maturity date of the mortgage, which is May 31, 2055.

On March 9, 2018, the Company issued a structured equity note to HFSN LLC, a related party, in the amount of $1,500,000 in lieu of payment of the working capital liability. The terms of the note are 8.00% PIK interest with an amended maturity date of July 31, 2022. The note is subordinated to all of the Company’s indebtedness and liabilities.

The structured equity loans require interest PIK. PIK interest accrues monthly and is added to the outstanding principal balance of the loans, the total of which bears interest at the above stated rates. The Company has the option of paying the PIK interest in cash that would otherwise be added to the principal balance of the note.

The notes payable agreements contain financial debt covenants requiring minimum debt service and debt leverage ratios. The Company was in compliance with these covenants as of December 31, 2021 and 2020.

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Future minimum principal payments on notes payable and related party notes payable as of December 31, 2021 were as follows:

For the Years Ending December 31,	Amount
2022	$51,150,316
2023	—
2024	—
2025	—
2026	—
Thereafter	33,200,000

Total	$84,350,316

Deferred Debt Issuance Costs and Debt Discount Deferred debt issuance costs and debt discount, related to the structured equity loans, amortized and accreted to interest expense on the consolidated statements of operations amounted to $44,143 and $86,172, respectively, for the year ended December 31, 2021, and $174,667 and $137,786 respectively, for the year ended December 31, 2020. As of December 31, 2021, deferred debt issuance costs and debt discount has been fully amortized and accreted. As of December 31, 2020, deferred debt issuance costs net of accumulated amortization and debt discount net of accumulated accretion amounted to $44,143 and $86,172, respectively.

9.	RELATED PARTY STOCK WARRANTS AND EARNOUT LIABILITY

Related party stock warrants were issued alongside structured equity notes payable shown in Note 8. The related party stock warrants are exercisable at a price of $0.01 per share to certain structured equity note holders and at a price of $1.80 per share to all other structured equity note holders. Warrants to purchase 434,819 shares in the Company were issued to the various structured equity note holders. The related party stock warrants are exercisable in whole or in part from their date of issue through December 31, 2025. No related party stock warrants have been exercised through the date of independent auditor’s report. The related change in the fair value of related party stock warrants as of December 31, 2021 and 2020 amounted to a decrease of $176 and $185,908, respectively, and is included in the accompanying consolidated statements of operations.

The fair value for the related party stock warrants was calculated using the Black-Scholes option pricing model with the following assumptions:

As of December 31, 2021	Assumptions
Dividend yield	0.00%
Volatility	80.00%
Risk free interest rate	1.90%
Expected life	4 years

The related party earnout allows for a maximum payment of $4,000,000. The determination of related party earnout liability is based on a series of calculations driven by the return that the new investors receive on their investment in the Company over a five-year period, or longer if the investors elect to defer the determination date. Using Level 3 inputs provided by management, the expected actual earnout payment is determined and then discounted by the Company’s cost of equity to arrive at the liability amount. As of December 31, 2021 and 2020, there was no expected fair value of the related party earnout liability and there was no change in the fair value of related party earnout liability for the years then ended, respectively.

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Fair value of the related party stock warrants and earnout liability, which are both measured using Level 3 inputs, recorded through the change of control transaction during 2015 measured on a recurring basis is as follows:

As of December 31, 2021	Related Party Earnout	Related Party Stock Warrants
Balance as of December 31, 2019	$—	$188,068
Change in fair value	—	(185,908)

Balance as of December 31, 2020	—	2,160
Change in fair value	—	(176)

Balance as of December 31, 2021	$—	$1,984

The Company obtained an independent third party valuation of its common stock and remeasured the earnout liability and related party stock warrants using a discounted cash flow analysis and the Black-Scholes option pricing model, respectively, as of December 31, 2021 and 2020. Material level 3 inputs into the analysis included a risk-free rate of return of 1.9% based on the yield of 20-year U.S. Treasury notes and a required return on equity of 14.4%.

10.	EMPLOYEE STOCK OWNERSHIP PLAN

On December 31, 2015, the Company adopted an ESOP, a defined contribution plan (the “Plan”) under Section 4975(e)(7) of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The effective date of the ESOP was December 31, 2015. The ESOP covers all eligible employees who have completed one year of employment with 1,000 hours of service and attained age 21.

Employees become vested over a six-year period, as follows:

Years of service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Pursuant to applicable law, contributions are discretionary and determined by resolution of the Board of Directors of the Company and may be made in cash or in shares of Company stock. Contributions shall be made in cash to the extent necessary to enable the Trustee to pay any maturing obligations under any outstanding ESOP loan. Employees are not permitted to make contributions.

The Plan is designed to invest primarily in capital stock originally issued by the Company. Currently, the assets of the Plan are invested in the capital stock of the Company and cash-equivalent investments. In 2015, the Plan was leveraged when the ESOP Trust borrowed $27,066,016 from the Company and used the proceeds to purchase 680,036 shares of the Company’s capital stock from the shareholders. This loan has a term of 40 years and is due and payable on December 31, 2055.

The Company’s separate loans from various lenders, including some that were refinanced during the year ended December 31, 2020 (see Note 8), for which the proceeds used financed this leveraged ESOP transaction, have terms of 5 to 35 years and are unconditionally guaranteed by the Company.

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Therefore, the unpaid balance of the borrowing is reflected on the Company’s consolidated balance sheets as long-term debt less the portion due in the next calendar year. A corresponding amount representing unearned compensation is recorded as a deduction from owners’ investment. Shares purchased are held in a suspense account for allocation among the participants as the loan is paid. For the year ended December 31, 2015, the Company purchased a total of 680,036 shares for $27,066,016.

Shares allocated and shares remaining in suspense were as follows:

For the Years Ended December 31,	2021	2020
Number of shares, released and allocated	166,418	158,043
Number of shares, suspense	513,618	521,993

For the Years Ended December 31,	2021	2020
Fair value, released and allocated	$1,664	$1,580
Fair value, suspense	$5,136	$5,220

The ESOP owns 100% of the Company’s stock. The Independent Trustee of the ESOP holds voting rights with respect to all matters in the Trustee’s discretion. Each participant will be entitled to direct the Trustee as to how to vote shares of Company stock allocated to his or her Company Stock Account with respect to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all the assets of the business, or any similar transaction that are specified in regulations interpreting Section 409 (e) (3) of the Internal Revenue Code.

The ESOP is funded by contributions made by the Company in cash with no cost to participants. Contributions to the ESOP and shares released from the suspense account are allocated among participants based on a points system, in the proportion that each participant’s points for the plan year bears to the total points of all participants who are eligible to share in the allocations for that plan year. For this purpose, a participant’s points for the plan year shall be determined based on the total number of points calculated by adding: (i) 1.0 point for every $1,000 of the participant’s compensation for the plan year (rounded down to the nearest multiple of $1,000) and (ii) 0.5 points for each year of service by the participant (including, for this purpose, Years of Service prior to the Effective Date). A forfeiture shall occur under this plan as of the last day of the plan year in which the participant first incurs five consecutive one-year break-in-service. Forfeitures arising under the plan may first be used to reduce Company contributions and pay plan expenses prior to being allocated among participants’ accounts.

For the years ended December 31, 2021 and 2020, compensation expense relating to the ESOP amounted to $17,354 and $14,482, respectively, and is included in operating expenses on the accompanying consolidated statements of operations.

Under the terms of the ESOP written plan document, distributions of the balances credited to a participant’s accounts will be made by the Trustee by payment in a series of substantially equal annual or more frequent installments over a period not to exceed five years. However, the period over which installments may be paid may be extended by one year for each $230,000, the limit for 2021 and 2020, or fraction thereof by which the balances credited to the participant’s account exceeds $1,165,000, the limit for 2021 (but the period over which installments may be paid may not be extended by more than four years). The $230,000 and $1,165,000 ESOP limits as of December 31, 2021 will be adjusted each year to take into account any cost-of living increase adjustment provided for that year under Section 409(o) of the Internal Revenue Code. If the Company is an S corporation for federal income tax purposes, then the distribution of the balance credited to the participant’s Company Stock Account shall be made in the form of cash.

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

11.	PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan for eligible employees. Eligible employees may make pretax contributions and may be eligible for additional employer contributions which are deposited at year end. Any additional contributions are made at the discretion of the employer. An employee becomes 100% vested with respect to employer contributions after completing five years of service. There was no profit sharing expense for the years ended December 31, 2021 and 2020.

12.	LEASES

Sale-Leaseback Transaction On June 30, 2020, in conjunction with the Refinance, the Company purchased two parcels of land, which were previously leased from related parties, and sold those two parcels along with a third parcel of land the Company already owned to STORE Capital Acquisitions, LLC (“STORE Capital Acquisitions” or the “Buyer”). The Company acquired the two parcels of land from the related party for $3,209,370, and $4,535,880. The third parcel of land that the Company already owned had a book value of $4,640,000. The three parcels of land together had a book value of $12,385,250. The Company sold the three parcels of land for $7,650,000, resulting in a net loss upon sale of $4,735,250, which has been recognized in loss on sale of property and equipment on the accompanying consolidated statements of operations for the year ended December 31, 2020. The Company then entered into the Master Lease Agreement (the “Lease Agreement”), and leased the parcels of land back from the Buyer under a 20-year non-cancelable operating lease under ASC 840, with two optional extensions of five years each and a third optional extension of four years and eleven months. Under the operating lease accounted for in accordance with ASC 840 for the year ended December 31, 2020, rent expense related to the lease was $738,855 for the year ended December 31, 2020 and is included in overhead expenses on the accompanying consolidated statements of operations. Deferred rent on the lease as of December 31, 2020 was $394,605 and is included in deferred rent on the accompanying consolidated balance sheet.

Transition to ASC 842 Upon adoption of ASC 842 on January 1, 2021, the Company reevaluated the classification of the lease discussed above, resulting in a change in classification from an operating lease under ASC 840 to a finance lease under ASC 842. Under ASC 842, if a previous sale and leaseback transaction was accounted for as a sale and a leaseback in accordance with ASC 840, the Company is not required to reassess the transaction to determine whether the transfer of the asset and subsequent lease qualifies as a sale and leaseback, respectively.

On April 30, 2021, the Company purchased a parcel of vacant land located in Warner Robins, Georgia, and simultaneously sold the property to STORE Capital Acquisitions. The Company acquired the parcel of land for $500,000, and subsequently sold the property to STORE Capital Acquisitions at cost for $500,000, recognizing no gain or loss related to the transaction. The Lease Agreement was amended on April 30, 2021 to include this additional parcel of land, resulting in a leaseback transaction. Additionally, the amended Lease Agreement includes an increase to the required cash payments and a decrease in the annual rental adjustment rate. In conjunction with the amendment to the Lease Agreement, the Company entered into a Disbursement Agreement with the Buyer, who agrees to provide up to $12,500,000 (the “Construction Funds”) for construction of the facility, improvements, and related costs at the Georgia property, which will subsequently be leased by the Company upon completion. Disbursements from the Construction Funds are made

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

periodically as payments of construction costs are paid by the Company as incurred. As of December 31, 2021, the Company has received reimbursements in excess of payments in the amount of $158,823, and is included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets. In accordance with the Disbursement Agreement, in addition to the annual rental adjustment occurring on the anniversary of the lease commencement date, each time a disbursement is made from the Construction Fund, the base annual rental shall increase at a capitalization rate equal to the greater of (i) 8.25 % or (ii) the sum of 7.21 % plus the 15-year swap rate in effect four business days prior to the date of disbursement.

The lease modifications included in the amendment on April 30, 2021 resulted in additional rights of use that were not granted in the original Lease Agreement, consisting of the Georgia land and Georgia facility. Consequential lease payment increases commensurate with the standalone price for the additional rights of use, adjusted for the circumstances of the particular contract. Therefore, the Company accounted for the modifications as separate leases, segregating the lease of the Georgia land and Georgia facility from the original leased properties. Under the terms of the Disbursement Agreement, the Georgia facility and improvements shall by constructed by the Company but shall be owned by the Buyer at all times, and the Company shall have no interest in the premises, except as otherwise provided in the Lease Agreement and Disbursement Agreement. Furthermore, in accordance with Subtopic 842-40-55-5, the Company does not control the underlying asset being constructed. Therefore, as the Company does not own the properties being constructed nor have control of the assets, the lease of the Georgia facility is not considered to have commenced, and payments made attributed to the leasing of the Georgia facility will be recognized as prepaid rent until completion of the facility. For the year ended December 31, 2021, prepaid rent related to the Georgia facility amounted to $292,201 and is included in prepaid expenses and other current assets on the accompanying consolidated balance sheets.

During the year ended December 31, 2021, the Company paid the security deposit required under the Lease Agreement and Disbursement Agreement, which amounted to $2,210,000, and is included in other assets on the accompanying consolidated balance sheets as of December 31, 2021.

Under ASC 842, the Company has non-cancelable finance leases for land in California and Georgia, along with refrigerated trailers, with remaining lease terms ranging from approximately 6 to 18 years, some of which may include options to extend the leases. For determination of the related finance ROU assets and finance lease liabilities, the Company is not reasonably certain to exercise any option to extend. In addition to the fixed monthly payments, the total monthly lease payment for the refrigerated trailers contains a variable component dependent on mileage and runtime. Furthermore, beginning on the 25th month of the trailers in-service time and on each in-service anniversary date thereafter, the monthly fixed payments and rates used to calculate the variable costs will increase by 75% and 50%, respectively, of the percentage increase in the consumer price index (“CPI”) for the twelve month period most recently published prior to the date of the increase. Additionally, the Company have short-term evergreen leases for trucks and certain packaging equipment, in which the fixed monthly payments are expensed as incurred. Variable and short-term lease payments are included in overhead expenses in the accompanying consolidated statements of operations for the year ended December 31, 2021.

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

The components of lease expenses were as follows:

For the Year Ended December 31, 2021	Amount
Finance lease cost:
Amortization of right-of-use assets	$478,480
Interest on lease liabilities	855,390

Total finance lease cost	1,333,870
Short-term lease cost	141,342
Variable lease cost	8,305

Total lease cost	$1,483,517

Other information related to leases was as follows:

For the Year Ended December 31, 2021	Amount
Right-of-use assets obtained in exchange for new finance lease liabilities	$9,184,144
Weighted-average remaining lease term – finance leases	18.3 years
Weighted-average discount rate – finance leases	9.0%

As of December 31, 2021, finance ROU assets and finance lease liabilities amounted to $8,705,663 and $9,828,873, respectively.

Future minimum lease payments under non-cancellable leases as of December 31, 2021 is as follows:

Years Ending December 31,	Amount
2022	$820,010
2023	856,283
2024	894,231
2025	933,932
2026	975,467
Thereafter	18,052,917

Total	$22,532,840

13.	RELATED PARTY TRANSACTIONS

Management Fee An annual management fee of $150,000 is paid ratably to two structured equity note holders, in proportion to their respective investment in the structured equity notes. Management fees in the amount of $150,000, included in general and administrative expenses on the accompanying consolidated statements of operations, were incurred during each of the years ended December 31, 2021 and 2020. Management fees in the amount of $900,000 and $750,000 remained unpaid as of December 31, 2021 and 2020, respectively, and are included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets.

HOLLANDIA PRODUCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

14.	COMMITMENTS AND CONTINGENCIES

Litigation The Company is subject to certain legal proceedings and claims that arise in the normal course of business. The Company does not believe that the amount of liability, if any, as a result of these proceedings and claims will have a materially adverse effect on the Company’s consolidated financial position, results of operations, and cash flows.

15.	FORMATION OF GEORGIA SUBSIDIARY

In accordance with the Amended and Restated Limited Liability Company Agreement of Hollandia Produce GA, LLC (the “GA Agreement”) dated May 7, 2021, the Company has the authority to issue 1,176 shares of no par capital units, of which 510 shares will be Class A Common Units, 176 shares will be Class B Common Units, and 490 shares will be Series A Preferred Units. As of December 31, 2021, there were 510 shares of Class A Common Units issued and outstanding to HPGI, 170 shares of Class B Common Units issued and outstanding, and 490 shares of Series A Preferred Units issued and outstanding. The Class B shares are Profits Interest units subject to vesting.

Profits Interest Plan In conjunction with the formation of the GA subsidiary, the Company established its Profits Interest Plan, dated May 7, 2021, which authorizes grants consisting of the Company’s Class B Common Units.

The Profits Interest Plan allowed for the issuance of a total of 176 non-transferrable Profits Interest units, of which 50% are subject to annual vesting over four years on the anniversaries of the grant date and 50% are subject to vesting upon the achievement of certain performance targets. The performance-based units vest upon achievement of annual EBITDA targets by LP and GA during a four-year period beginning the year of grant. Of the total Profits Interest units authorized, 170 units have been issued to 8 executives of the Company.

As of December 31, 2021, no Profit Interest units were vested.

Voting Rights All actions of the members shall require approval of (i) a majority of the Class A Common Units and (ii) a majority of the Series A Preferred Units. Class A Common Unit and Series A Preferred Unit shareholders are entitled to one vote for each Class A Common Unit and Series A Preferred Unit share held, respectively, for activities that specifically require the approval of the shareholders. Class B Common Unit shares are not entitled to voting rights.

16.	SUBSEQUENT EVENTS

Management has evaluated subsequent events from January 1, 2022 through the date of the independent auditor’s report, which is the date that the consolidated financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements, except as disclosed below:

Sale of the Company In March 2022, the Company has entered into a definitive stock purchase agreement with Local Bounti Corporation for the acquisition of the Company with an estimated purchase price of $122,500,000. As of the date of the independent auditor’s report, the transaction had not yet closed.

Exhibit 99.2

Capitalized terms used but not defined in this Exhibit 99.2 shall have the meanings ascribed to them in the Current Report on Form 8-K filed by Local Bounti Corporation (“Local Bounti”) with the SEC on April 7, 2022 (the “Original Report”), as amended by Amendment No. 1 to the Original Report filed by Local Bounti with the SEC on (the “Amendment”), to which this Exhibit 99.2 is attached.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF LOCAL BOUNTI CORPORATION

Introduction

On April 4, 2022 (the “date of the Pete’s Acquisition”), Company completed the previously announced acquisition (the “Pete’s Acquisition”) of Pete’s pursuant to the terms and conditions of the Purchase Agreements. Pursuant to the Purchase Agreements, Pete’s and its subsidiaries became indirect wholly owned subsidiaries of the Company.

Consideration paid by Local Bounti in connection with the Pete’s Acquisition consisted of $92.5 million in cash and 5,654,000 shares of Local Bounti common stock, which had an original consideration, at the time of signing, of $30.0 million and a fair value of $50.9 million as of the date of the Pete’s Acquisition. The final amount of consideration for the Pete’s Acquisition remains subject to certain post-closing adjustments, including with respect to net working capital (inclusive of cash) and certain assumed liabilities.

Also, on April 4, 2022, in connection with consummating the transactions contemplated by the Purchase Agreements, Pete’s acquired the properties previously being leased by Pete’s from STORE pursuant to certain sale-leaseback agreements between Pete’s and STORE for an aggregate purchase price of $25.8 million in cash (the “Property Acquisition”) and will be accounted for by the Company as an asset acquisition.

The following unaudited pro forma condensed combined financial information (the “Pro Forma Financial Statements”) give effect to the Pete’s Acquisition, which has been accounted for using the acquisition method of accounting with Local Bounti identified as the accounting acquirer. Under the acquisition method of accounting, Local Bounti has recorded assets acquired and liabilities assumed from Pete’s at their respective fair values on the closing date of the Pete’s Acquisition.

The Pro Forma Financial Statements have been prepared from the respective historical consolidated financial statements of Local Bounti and Pete’s, adjusted to give effect to the Pete’s Acquisition and Property Acquisition. The unaudited pro forma condensed combined balance sheet (the “Pro Forma Balance Sheet”) combines the historical consolidated balance sheets of Local Bounti and Pete’s as of December 31, 2021, giving effect to the Pete’s Acquisition and Property Acquisition as if they had been completed on December 31, 2021. The unaudited pro forma condensed combined statements of operations (the “Pro Forma Statements of Operations”) for the year ended December 31, 2021 combine the historical consolidated statements of operations of Local Bounti and Pete’s, giving effect to the Pete’s Acquisition as if it had been completed on January 1, 2021. The Pro Forma Financial Statements contain certain reclassification adjustments to conform the historical Pete’s financial statement presentation to Local Bounti’s financial statement presentation, as described further in Note 4 to the Pro Forma Financial Statements.

The Pro Forma Financial Statements are presented to reflect the Pete’s Acquisition, the Property Acquisition and the financing arrangements of Local Bounti in connection therewith and do not represent what Local Bounti’s financial position or results of operations would have been had the Pete’s Acquisition, the Property Acquisition and the occurred on the dates noted above, nor do they project the financial position or results of operations of the Company at any time following those transactions. The Pro Forma Financial Statements are intended to provide information about the continuing impact of the Pete’s Acquisition and the Property Acquisition as if they had been consummated earlier. The adjustments included in the Pro Forma Financial Statements are based on available information as of the date hereof and certain assumptions that management believes are factually supportable and are expected to have a continuing impact on Local Bounti’s results of operations with the exception of certain non-recurring charges to be incurred in connection with the Pete’s Acquisition, as further described in Note 5 to the Pro Forma Financial Statements. In the opinion of management, all material adjustments necessary to state fairly the Pro Forma Financial Statements have been made.

Local Bounti and Pete’s have incurred certain non-recurring charges in connection with the Pete’s Acquisition, the substantial majority of which consist of fees paid to financial, legal and accounting advisors and certain bank-related fees. These non-recurring charges could affect the future results of the Company in the period in which such charges are incurred; however, these costs are not expected to be incurred in any period beyond twelve months after the closing date of the Pete’s Acquisition. Accordingly, the Pro Forma Statement of Operations for the year ended December 31, 2021 includes these non-recurring charges and are described in Note 5.

Local Bounti has used information currently available to determine preliminary fair value estimates for the Pete’s Acquisition consideration and its allocation to the tangible assets and identifiable intangible assets acquired and liabilities assumed. The fair value of consideration transferred to acquire Pete’s was allocated based upon the estimated fair values of the assets acquired and liabilities assumed as of the date of the Pete’s Acquisition. The assumptions and estimates used to determine the preliminary purchase price allocation and fair value adjustments are described in the notes accompanying the Pro Forma Financial Statements. Additionally, within the measurement period further adjustments to the purchase price allocation may be required as Local Bounti is able to, among other things, complete more detailed procedures to finalize valuations.

The transaction accounting adjustments are preliminary and subject to change as additional information becomes available and additional analysis is performed. As a result, the final purchase price allocation may be materially different than that reflected in the preliminary purchase price allocation presented herein.

The pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X, with application of SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. The Pro Forma Financial Statements are provided for illustrative purposes only, based on management’s best estimates and judgments, and does not necessarily reflect what the actual consolidated results of operations of Local Bounti would have been had the Pete’s Acquisition occurred on the dates assumed and may not be useful in predicting the future consolidated results of operations or financial position of the Company. Local Bounti’s results of operations and actual financial position may differ significantly from the pro forma amounts reflected herein due to a variety of factors. Additionally, the Pro Forma Financial Statements have been developed from and should be read in conjunction with the following separate historical consolidated financial statements and related notes thereto for each of Local Bounti and Pete’s:

•

the audited consolidated financial statements and the notes thereto of Local Bounti as of and for the year ended December 31, 2021, which are included in Local Bounti’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“SEC”) on March 30, 2022; and

•	the audited consolidated financial statements and the notes thereto of Pete’s as of and for the year ended December 31, 2021.

Local Bounti Corporation

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2021

(In thousands)

(In thousands)	Local Bounti Corporation (Historical)	Pete’s (Historical)	Pro Forma Adjustments (Note 5)	Footnote Reference		Financing Adjustments (Note 6)	Footnote Reference		Pro Forma Combined
Assets
Current Assets
Cash and cash equivalents	$96,661	$1,546	$(92,500)	(5A	)	$103,000	(6A	)	$58,167
			(25,813)	(5B	)	(24,727)	(6B	)
Restricted cash and cash equivalents	4,416	—				24,727	(6B	)	29,143
Accounts receivable, net of allowance	110	1,863							1,973
Accounts receivable - related party	8	—							8
Other receivables		1,868							1,868
Inventory, net of allowance	922	2,471	1,018	(5C	)				4,411
Prepaid expenses and other current assets	3,391	629							4,020

Total Current Assets	105,508	8,377	(117,295)			103,000			99,590
Property and equipment, net	37,405	18,540	25,813	(5B	)				108,906
			27,148	(5H	)
Financing lease right-of-use assets	—	8,706	(8,706)	(5D	)				—
Goodwill, net	—	1,396	45,839	(5L	)				47,235
Intangible assets, net	—	1,991	44,509	(5E	)				46,500
Other assets	1,017	2,220	(2,210)	(5D	)				1,027

Total Assets	$143,930	$41,230	$15,098			$103,000			$303,258

Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable	1,912	3,730							5,642
Accrued expenses and other current liabilities	16,048	1,650							17,698
Accrued liabilities - related party	8	—							8
Current portion of related party notes payable	—	51,150	(51,150)	(5F	)				—

Total Current Liabilities	17,968	56,530	(51,150)			—			23,348
Long-term debt	11,199	33,200	(33,200)	(5F	)	103,000	(6A	)	97,547
						(17,416)	(6C	)
						764	(6D	)
Financing obligation	13,070	—							13,070

(In thousands)	Local Bounti Corporation (Historical)	Pete’s (Historical)	Pro Forma Adjustments (Note 5)	Footnote Reference		Financing Adjustments (Note 6)	Footnote Reference		Pro Forma Combined
Financing lease liabilities	$—	$9,829	$(9,829)	(5G	)				$—
Related party stock warrants	—	2	(2)	(5K	)				—
Other liabilities	10	—							10

Total Liabilities	42,247	99,561	(94,181)			86,348			133,975

Stockholders’ equity (deficit)
Common Stock	9	—	1	(5J	)				10
Additional Paid in Capital	169,916	28,381	(28,381)	(5I	)	17,416	(6C	)	237,515
						(764)	(6D	)
			50,947	(5J	)
Unearned ESOP shares	—	(20,443)	20,443	(5I	)				—
Accumulated deficit	(68,242)	(66,269)	66,269	(5I	)				(68,242)

Total stockholders’ equity (deficit)	101,683	(58,331)	109,279			16,652			169,283

Total liabilities and stockholders’ equity (deficit)	$143,930	$41,230	$15,098			$103,000			$303,258

See accompanying “Notes to Unaudited Pro Forma Combined Financial Information.”

Local Bounti Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2021

(In thousands, except shares and per share amounts)

	Local Bounti Corporation (Historical)	Pete’s Adjusted (Historical)	Pro Forma Adjustments (Note 5)	Footnote Reference		Financing Adjustments (Note 6)	Footnote Reference		Pro Forma Combined
Sales	$638	$22,721							$23,359
Cost of goods sold	432	15,265	1,518	(5M	)				18,233
			1,018	(5N	)

Gross profit	206	7,456	(2,536)			—			5,126
Operating expenses:
Research and development	3,425	880							4,305
Selling, general and administrative	41,498	9,248	3,933	(5O	)				58,964
			4,285	(5M	)

Total operating expenses	44,923	10,128	8,218			—			63,269

Loss from operations	(44,717)	(2,672)	(10,754)			—			(58,143)
Other income (expense):
Management fee income	79	—							79
Convertible Notes fair value adjustment	(5,067)	—							(5,067)
Debt extinguishment expense	(1,485)	—							(1,485)
Interest expense, net	(5,133)	(10,162)	10,162	(5P	)	764	(6D	)	(17,247)
						(12,878)	(6E	)
Paycheck Protection Program loan forgiveness	—	1,642							1,642
Employee retention tax credit	—	1,482							1,482
Other income and expense	230	467							697

Loss before income taxes	(56,093)	(9,243)	(592)			(12,114)			(78,042)
Income tax expense	—	4							4

Net loss	$(56,093)	$(9,247)	$(592)			$(12,114)			$(78,046)

Net loss applicable to common stockholders per basic common share:
Basic and diluted	$(1.06)	N/A	N/A			N/A			$(1.29)
Weighted average common shares outstanding:
Basic and diluted	52,888,268	N/A	5,654,600	(5J	)	1,932,931	(6C	)	60,475,799

See accompanying “Notes to Unaudited Pro Forma Combined Financial Information.”

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

OF LOCAL BOUNTI CORPORATION

NOTE 1—DESCRIPTION OF THE TRANSACTIONS

On April 4, 2022, Local Bounti completed the Pete’s Acquisition pursuant to the terms and conditions of the Purchase Agreements. Consideration for the Pete’s Acquisition consisted of approximately $122.5 million (subject to certain adjustments as set forth in the Purchase Agreements) comprised of approximately $92.5 million in cash consideration and 5,654,600 shares of Local Bounti’s Common Stock. However, the final amount of consideration remains subject to certain post-closing adjustments, including with respect to net working capital (inclusive of cash), and certain assumed liabilities.

Also, on April 4, 2022, pursuant to the Property Acquisition, Pete’s acquired the properties previously being leased by Pete’s from STORE pursuant to certain sale-leaseback agreements between Pete’s and STORE for an aggregate purchase price of $25.8 million in cash.

As described further below in Note 2, the cash consideration for the Pete’s Acquisition and Property Acquisition were paid primarily with proceeds received from Local Bounti’s borrowings under credit facility with Cargill Financial Services International, Inc. (“Cargill Financial”). Local Bounti agreed to (i) pay a $2.0 million amendment fee and (ii) issue 1,932,931 shares of Common Stock to Cargill Financial upon the closing of the Pete’s Acquisition (the “Cargill Financial Equity”).

NOTE 2—DESCRIPTION OF THE DEBT FINANCING

In September 2021, Purchaser, along with certain other subsidiaries of the Company, and Cargill Financial entered into the Original Facilities. On March 14, 2022, Local Bounti and Purchaser, along with certain subsidiaries of the Company, entered into the Amended Facilities.

At the Closing on April 4, 2022, (a) the Pete’s Acquisition and Property Acquisition were funded pursuant to the Amended Facilities, (b) the aggregate commitment amount of the Original Facilities was reduced to $170.0 million, which is anticipated to be the amount necessary to fund the Transaction, the Property Acquisition, the updating of the facilities to be acquired in the Transaction with the Company’s Stack and Flow TechnologyTM and certain expansion at one of Pete’s facilities, (c) the minimum liquidity covenant was reduced from $30 million to $20 million and (d) the interest rate of each of the Senior Facility and the Subordinated Facility increased by 2%, among other matters. Pursuant to the Amendment, in connection with the Closing, the Company (i) paid a $2.0 million amendment fee to Cargill Financial and (ii) issued the Cargill Financial Equity.

NOTE 3—BASIS OF PRESENTATION

The pro forma financial information has been prepared by Local Bounti in accordance with Article 11 of Regulation S-X, with early application of SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. The pro forma financial information is not necessarily indicative of what Local Bounti’s consolidated statement of operations or consolidated balance sheet would have been had the Pete’s Acquisition been completed as of the dates indicated or will be for any future periods. The pro forma financial statements do not purport to project the future financial position or results of operations of Local Bounti following the completion of the Pete’s Acquisition. The pro forma financial information reflects transaction accounting adjustments management believes are necessary to present fairly Local Bounti’s pro forma results of operations and financial position following the closing of the Pete’s Acquisition as of and for the period indicated. The transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report Local Bounti’s financial condition and results of operations as if the Pete’s Acquisition was completed.

The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheet of Local Bounti and the adjusted historical combined balance sheet of Pete’s, as of December 31, 2021, giving effect to the Pete’s Acquisition, Property Acquisition and Amended Facilities as if they had occurred on December 31, 2021.

The unaudited pro forma condensed combined statement of operations combine the historical consolidated statement of operations of Local Bounti and the historical combined statement of operations of Pete’s for the year ended December 31, 2021, giving effect to the Pete’s Acquisition and Amended Facilities as if they had occurred on January 1, 2021.

The Pete’s Acquisition will be accounted for as a business combination under ASC 805, with Local Bounti treated as the “acquirer” and Pete’s treated as the “acquiree” for accounting purposes.

After the Pete’s Acquisition, Local Bounti will file a consolidated tax return that will include Pete’s. Local Bounti is expected to continue maintaining a full valuation allowance against net deferred tax assets. Pete’s is also expected to have net deferred tax assets offset by a full valuation as part of the Pete’s Acquisition. As such, there were no pro forma adjustments related to taxes as tax effects of pro forma adjustments are fully offset by the valuation allowance.

The Pro Forma Financial Statements contain certain adjustments to conform the historical Pete’s financial statement presentation to Local Bounti’s financial statement presentation, as described further in Note 4 to the Pro Forma Financial Statements.

NOTE 4 – RECLASSIFICATION ADJUSTMENTS

Certain items within the Pete’s historical combined statement of operations have been reclassified to conform to Local Bounti’s financial statement presentation.

UNAUDITED PRO FORMA PETE’S ADJUSTED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands)

	Pete’s	Reclassification Adjustments	Footnote Reference		Total Pete’s Adjusted Historical
Net revenues	$22,721				$22,721
Cost of revenues	10,716	5,429	(4A	)	15,265
		(880)	(4B	)	—

Gross profit	12,005	(4,549)			7,456
Operating expense:
Research and development	—	880	(4B	)	880
Selling	1,023	(1,023)	(4C	)	—
General and administrative	4,243	5,005	(4C	)	9,248
Overhead	4,510	(2,686)	(4A	)	—
	—	(1,824)	(4C	)	—
Depreciation and amortization	4,687	(2,743)	(4A	)	—
	—	(1,944)	(4C	)	—
ESOP compensation	17	(17)	(4C	)	—
Transaction costs	197	(197)	(4C	)	—

Total operating expenses	14,677	(4,549)			10,128
Loss from operations	(2,672)	—			(2,672)
Other income (expense):
Interest expense	(3,477)	(6,685)	(4D	)	(10,162)
Paid-in-kind interest	(6,685)	6,685	(4D	)	—
Change in fair value related party stock warrants	—				—
Gain (loss) on sale of property and equipment	8	(8)	(4E	)	—
Paycheck Protection Program loan forgiveness	1,642				1,642
Employee retention tax credit	1,482				1,482
Georgia development incentive grant	415	(415)	(4E	)	—
Other	44	423	(4E	)	467

Total other expense, net	(6,571)	—			(6,571)
Loss before provision for state income taxes	(9,243)	—			(9,243)
Provision for state income taxes	4				4

Net loss	$(9,247)	—			$(9,247)

The Pete’s historical statement of operations for the year ended December 31, 2021 include the following adjustments:

(4A) Reflects the reclassification of direct costs from Overhead and Depreciation and amortization to cost of goods sold consistent with the presentation of Local Bounti. Amounts reclassified consist of $2.7 million from Overhead and $2.7 million Depreciation and amortization to Cost of revenues, respectively.

(4B) Reflects the reclassification of $880 thousand from Cost of revenues to Research and development financial statement line item, to conform with the presentation of Local Bounti.

(4C) Reflects the reclassification from various accounts to the General and administrative account, to conform the Local Bounti statement of operations presentation. The following table summarizes the components of this reclassification adjustments (in thousands):

Selling	$1,023
Overhead	1,824
Depreciation and amortization	1,944
ESOP compensation	17
Transaction costs	197

General and administrative	$5,005

(4D) Reflects the reclassification of $6.7 million from Paid-in-kind interest to the Interest expense financial statement line item, to conform to the Local Bounti statement of operations presentation.

(4E) Reflects the reclassification of $8 thousand from the Gain (loss) on sale of property and equipment and $415 thousand from the Georgia development incentive grant financial statement line item to the Other financial statement line item, to conform the Local Bounti statement of operations presentation.

NOTE 5—PRELIMINARY PRO FORMA ADJUSTMENTS

The pro forma purchase price allocation is preliminary and was based on an estimate of the fair market values of the tangible and intangible assets acquired and liabilities assumed related to Pete’s. Additional information may be made available to Local Bounti to allow for the completion of the purchase price allocation considering the appraisal of Pete’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation.

The following table summarizes the components of the estimated consideration reflected in the unaudited pro forma condensed combined financial statements (in thousands, except share and per share data):

Total Local Bounti’s shares for the Pete’s Acquisition	5,654,600
Local Bounti’s share price on April 4, 2022 per share	9.01

Total Acquisition consideration (equity)	$50,947
Total Acquisition consideration (cash)	92,500

Total Acquisition consideration	143,447
Property Acquisition consideration (cash)	25,813

Total pro forma consideration	$169,260

The preliminary estimated purchase price is allocated as follows (in thousands):

Purchase Price Allocation
Total current assets	$9,395
Property and equipment, net (1)	71,500
Intangible assets	46,500
Other assets	2,220

Total assets acquired	129,615
Total current liabilities	5,380

Total liabilities assumed	5,380

Net identifiable assets acquired	124,235

Goodwill	45,025

Total consideration received	$169,260

(1)	Includes the $25.8 million related to the Property Acquisition which will be accounted for as an asset acquisition.

Balance Sheet Adjustments

(5A) Represents the $92.5 million cash consideration to acquire Pete’s as part of the Pete’s Acquisition discussed in Note 2 above.

(5B) Represents the $25.8 million cash payment for the Property Acquisition discussed in Note 2 above.

(5C) Represents the preliminary purchase accounting adjustment for inventory based on the acquisition method of accounting. The $1.0 million adjustment represents the adjustments of the acquired inventory to the preliminary total estimated fair value of a $3.5 million.

(5D) Reflects the removal of Pete’s book value of financing lease assets and the $2.2 million of other assets related to the lease agreement, as Local Bounti acquired the related properties as part of the Property Acquisition.

(5E) Represents the net preliminary fair value increase of intangible assets recognized by Local Bounti as part of the Pete’s Acquisition.

The estimated intangible assets attributable to the Pete’s Acquisition comprise the following:

	Estimated Fair Value (in thousands)	Estimated Useful Life (in years)
Customer Relationships	$35,900	15.0
Brands	7,500	6.0
Other intangible assets	3,100	1.5
Total	$46,500

(5F) Reflects the repayment of Pete’s book value of debt (both short-term and long-term) as part of the Acquisition.

(5G) Reflects the removal of Pete’s book value of financing lease liabilities as Local Bounti acquired the related properties as part of the Property Acquisition.

(5H) Reflects the adjustment to Pete’s historical Property, plant and equipment, net balance as of December 31, 2021 to record Property, plant and equipment, net at fair value based on the acquisition method of accounting. As described above, the acquisition method of accounting depends upon certain estimates and assumptions, all of which are preliminary.

(5I) Reflects the removal of Pete’s historical equity, including Unearned ESOP shares, Additional paid-in capital, and Accumulated deficit as part of the Pete’s Acquisition.

(5J) Reflects the anticipated issuance of 5,654,600 shares Common Stock of Local Bounti to Pete’s equity holders.

(5K) Reflects the removal of Pete’s historical related party stock warrants as part of the Pete’s Acquisition.

(5L) Represents a net increase in goodwill of $43.6 million, as compared to the unaudited pro forma Pete’s adjusted balance sheet. Goodwill resulting from the Pete’s Acquisition represent the excess of estimated Pete’s Acquisition consideration over the preliminary fair value of the underlying tangible and identifiable intangible assets acquired and liabilities assumed. The estimated goodwill to be recognized is attributable primarily to expected synergies, expanded market opportunities and other benefits that Local Bounti believes will result from combining its operations with the operations of Pete’s. The goodwill created in the Pete’s Acquisition is not expected to be deductible for tax purposes and is subject to material revision as the purchase price allocation is completed.

Statement of Operations Adjustments

(5M) Represents an adjustment for the removal of the $4.7 million historical depreciation and amortization expense offset by $10.5 million of new depreciation and amortization expense, on a straight-line basis, allocated between cost of goods sold and selling, general and administrative, based on management’s allocation methodology.

(in thousands)	Expenses
Depreciation expense on property and equipment, net	$4,780
Amortization of intangible assets, net	5,710

Total acquired Property and equipment, and intangible assets	10,490
Less: historical Pete’s depreciation and amortization	(4,687)

Pro forma adjustment	$5,803

(5N) Reflects the increase in cost of goods sold by the same amount as the step-up in inventory to fair value that is expected to be sold within one year of the acquisition date.

(5O) Represents the estimated transaction costs of $3.9 million to be incurred by Local Bounti, as part of the Acquisition.

(5P) Represents the removal of Pete’s historical interest expenses related to their outstanding debt.

NOTE 6—FINANCING ADJUSTMENTS

The following summarizes the pro forma adjustments related to the Cargill Financial, which is to fund the Pete’s Acquisition and Property Acquisition:

Balance Sheet Adjustments

(6A) Proceeds from Cargill Financial, consists of $26.2 million long-term debt from the Subordinated Credit Agreement, and $76.8 million long-term debt from Senior Credit Agreement.

(6B) Reflects the increase in restricted cash based on the requirement from amended credit agreement with Cargill Financial.

(6C) Reflects the debt costs related to the issuance of 1,932,931 shares Common Stock of Local Bounti to Cargill Financial.

(6D) Reflects the write off the debt amortization due to the decrease of loan commitment as part of the Debt Financing.

Statement of Operations Adjustments

(6E) Represents the removal of Local Bounti historical interest expenses related to the subordinate debt, offset by the interest expenses and amortization of new deferred financing costs related to the new draw of long-term debt as discussed in adjustment (6A), and the amortization of the amendment fee to Cargill Financial discussed in Note 2 above. The adjustment is summarized as follow:

(in thousands)	Year Ended December 31, 2021
Elimination of Local Bounti’s historical interest expense related to the subordinated debt	$(558)
Record interest expense from new Debt Financing	10,637
Record amortization of new deferred financing costs	2,799

Net increase to Interest expense	$12,878

NOTE 7—LOSS PER SHARE

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Pete’s Acquisition and Cargill Financial Equity, assuming the shares were outstanding since January 1, 2021. As the Pete’s Acquisition and related proposed equity consideration are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Pete’s Acquisition and Amended Facilities for the entire period presented.

The unaudited pro forma condensed combined financial information has been prepared for the year ended December 31, 2021.

(in thousands, except share and per share data)	For the Year Ended December 31, 2021
Pro forma net loss	$(78,046)
Pro forma net loss per share attributable to ordinary shareholders, basic and diluted (1)	$(1.29)
Weighted average ordinary shares outstanding, basic and diluted	60,475,799

(1)

Diluted loss per ordinary share is the same as basic loss per ordinary share for all periods presented because the effects of potentially dilutive items were anti-dilutive given Local Bounti’s net loss.

UNAUDITED PRO FORMA NON-GAAP FINANCIAL INFORMATION

This section contains references to Adjusted Gross Profit, Adjusted Gross Profit Margin Percentage, and Adjusted EBITDA of the pro forma combined company, which are adjusted from results based on generally accepted accounting principles in the United States (“GAAP”) and exclude certain expenses, gains and losses. The Company defines and calculates Adjusted Gross Profit as gross profit excluding depreciation as well as the inventory step-up value from purchase price allocation valuation. The Company defines and calculates Adjusted Gross Profit Margin Percentage as Adjusted Gross Profit as a percent of Sales. The Company defines and calculates Adjusted EBITDA as Net loss attributable to pro forma combined company before the impact of interest income or expense, provision for income taxes, depreciation and amortization, and adjusted to exclude convertible notes fair value adjustment, debt extinguishment expense, stock-based compensation expense, business combination transaction costs, and certain other non-core items.

These non-GAAP financial measures are provided to enhance the user’s understanding of our prospects for the future and the historical performance for the context of the investor. The Company’s management team uses these non-GAAP financial measures in assessing performance, as well as in planning and forecasting future periods. These non-GAAP financial measures are not computed according to GAAP and the methods the Company uses to compute them may differ from the methods used by other companies. Non-GAAP financial measures are supplemental, should not be considered a substitute for financial information presented in accordance with GAAP and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

The following table reconciles Pro Forma Gross Profit to Adjusted gross profit and Adjusted gross margin percentage for the year ended December 31, 2021:

(in thousands)	Local Bounti Historical	Pete’s Historical	Pro forma adjustments	Pro Forma Combined
Sales	$638	$22,721	$—	$23,359
Cost of goods sold	432	15,265	2,536	18,233

Gross profit	206	7,456	(2,536)	5,126
Depreciation	66	2,743	1,518	4,327
Inventory step-up	—	—	1,018	1,018

Adjusted gross profit	$272	$10,199	$—	$10,471

Adjusted gross margin %	43%	45%	n/a	45%

The following table reconciles Pro Forma Net loss to Adjusted EBITDA for the year ended December 31, 2021:

(in thousands)	Local Bounti Historical	Pete’s Historical	Pro forma adjustments	Pro Forma Combined
Net loss	$(56,093)	$(9,247)	$(12,706)	$(78,046)
Interest expense, net	5,133	10,162	1,952	17,247
Depreciation and amortization	684	4,353	5,803	10,840
Inventory step-up	—	—	1,018	1,018
Management fee income	(79)	—	—	(79)
Other income and expense	(230)	(467)	—	(697)
Convertible Notes fair value adjustment	5,067	—	—	5,067
Debt extinguishment expense	1,485	—	—	1,485
Stock-based compensation expense	17,895	17	—	17,912
Business Combination transaction costs	8,353	—	3,933	12,286
Paycheck Protection Program loan forgiveness	—	(1,642)	—	(1,642)
Employee retention tax credit	—	(1,482)	—	(1,482)
Income tax expense	—	4	—	4

Adjusted EBITDA	$(17,785)	$1,698	$—	$(16,087)